EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

November 2023

Item 3	News Releases

News releases dated November 15 and 30, 2023

Item 4	Summary of Material Change

In November 2023, the Company’s patent application for BETR-001 and LSD derivatives titled “LSD derivatives, synthesis & method for treatment of diseases and disorders” was published by the United States Patent and Trademark Office (“USPTO”) under publication number US-2023/0357243-A1 and available for access on USPTO’s databases. The Company is presently developing one of these derivatives: a 2-bromo derivative of LSD (BETR-001) that is non-hallucinogenic and, in preclinical animal models, has been shown to be a potent neuroplastogen and have efficacy against depression/anxiety states. This published U.S. patent is part of a developing international patent portfolio which cover new compositions of 2-bromo-LSD and other LSD derivatives. In addition to composition claims, these applications also cover a novel method for making non-hallucinogenic LSD derivatives that does not involve the use of controlled substances at any stage. The applications also cover use of these derivatives in the treatment of a range of neuropsychiatric and neurological conditions, including depression, anxiety, cluster headaches and neuropathic pain.

During the month, the Company announced that its efforts to develop novel therapies for mental disorders were highlighted in the November 8 edition of The Atlantic. The Atlantic journal highlighted the potential of the BETR-001 program, as a non-hallucinogenic analog of LSD, in an article entitled “What If Psychedelics’ Hallucinations Are Just a Side Effect?” The article discusses, in part, that a growing number of key opinion leaders in neuroscience now believe that the hallucination caused by psychedelics is just a side effect and not necessary to produce mental-health benefits by this class of drugs. BETR-001 is currently undergoing IND-enabling studies and projected to enter human trials in 2024.

On November 30, 2023, the Company announced that, effective December 1, 2023, the expiry date of 6,386,298 outstanding share purchase warrants (“Warrants”) are extended to December 2, 2025. These Warrants, with an original exercise price of $0.60 and expiry date of December 2, 2023, were granted pursuant to the exercise of the Company’s December 2020 private placement offering of special warrants. The Company provided the following further information related to these Warrants:

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The Company will not issue new warrant certificates in connection with the forementioned amendment. Previously issued warrant certificates remain valid and enforceable until the amended expiry date of December 2, 2025. Warrantholders may exercise their warrants by returning a completed subscription notice/form (included with the warrant certificate), the original warrant certificate and payment by bank draft (made payable to “BetterLife Pharma Inc.”) to the Company’s legal counsel at: Alexander, Holburn, Beaudin + Lang LLP, #2700-700 West Georgia Street, Vancouver, BC V7Y 1B8 (C/O BetterLife Pharma Inc.). For warrant exercises that will be paid by wire transfer or any questions related to the warrants, please contact IR@BlifePharma.com.

Item 5	Full Description of Material Change

Refer to Item 4 and the news releases in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

November 30, 2023

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SCHEDULE “A”

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US Patent and Trademark Office Publishes BetterLife’s Comprehensive Patent for BETR-001 and Other LSD Derivatives

VANCOUVER, British Columbia, November 15, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, is pleased to announce that its patent application for BETR-001 and LSD derivatives titled “LSD derivatives, synthesis & method for treatment of diseases and disorders” has been published by the United States Patent and Trademark Office (“USPTO”) under publication number US-2023/0357243-A1 and available for access on USPTO’s databases. BetterLife is presently developing one of these derivatives: a 2-bromo derivative of LSD (BETR-001) that is non-hallucinogenic and, in preclinical animal models, has been shown to be a potent neuroplastogen and have efficacy against depression/anxiety states.

This published U.S. patent is part of a developing international patent portfolio which cover new compositions of 2-bromo-LSD and other LSD derivatives. In addition to composition claims, these applications also cover a novel method for making non-hallucinogenic LSD derivatives that does not involve the use of controlled substances at any stage. The applications also cover use of these derivatives in the treatment of a range of neuropsychiatric and neurological conditions, including depression, anxiety, cluster headaches and neuropathic pain.

Betterlife is also pleased that its efforts to develop novel therapies for mental disorders were highlighted in the November 8 edition of The Atlantic. The Atlantic journal highlighted the potential of the BETR-001 program, as a non-hallucinogenic analog of LSD, in an article entitled “What If Psychedelics’ Hallucinations Are Just a Side Effect?” The article discusses, in part, that a growing number of key opinion leaders in neuroscience now believe that the hallucination caused by psychedelics is just a side effect and not necessary to produce mental-health benefits by this class of drugs. BETR-001 is currently undergoing IND-enabling studies and projected to enter human trials in 2024.

Dr. Ahmad Doroudian, CEO of BetterLife commented, “We are very pleased with the recognition of our development work in The Atlantic as well as the publication of our patent. These strong claims on synthesis and composition of BETR-001, including its stereoisomers and polymorphs, will greatly enhance the value of our lead product, much like we are seeing with similar composition patents for molecules such as S-and R-ketamine and psilocybin polymorphs that have recently been upheld by the USPTO.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

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BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Announces Extension of Warrants

VANCOUVER, British Columbia, November 30, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, announces that, effective December 1, 2023, the expiry date of 6,386,298 outstanding share purchase warrants (“Warrants”) are extended to December 2, 2025.

These Warrants, with an original exercise price of $0.60 and expiry date of December 2, 2023, were granted pursuant to the exercise of the Company’s December 2020 private placement offering of special warrants.

The Company will not issue new warrant certificates in connection with the forementioned amendment. Previously issued warrant certificates remain valid and enforceable until the amended expiry date of December 2, 2025. Warrantholders may exercise their warrants by returning a completed subscription notice/form (included with the warrant certificate), the original warrant certificate and payment by bank draft (made payable to “BetterLife Pharma Inc.”) to the Company’s legal counsel at: Alexander, Holburn, Beaudin + Lang LLP, #2700-700 West Georgia Street, Vancouver, BC V7Y 1B8 (C/O BetterLife Pharma Inc.). For warrant exercises that will be paid by wire transfer or any questions related to the warrants, please contact IR@BlifePharma.com.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

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BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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